UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Deswell Industries, Inc.

(Name of Issuer)

Common shares, no par value

(Title of Class of Securities)

250639 10 1

(CUSIP Number)

Carrie Leahy

Bodman PLC

201 S. Division, Suite 400

Ann Arbor, MI 48104

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 12, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D
1.	Names of Reporting Persons. Lau Wai Ming
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	8,220,806
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	8,220,806
	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,220,806
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 51.6%
14.	Type of Reporting Person (See Instructions) IN

Explanatory Note: The Reporting Person, Lau Wai Ming is the daughter of Richard Pui Hon Lau, the former Chairman of the Board of Deswell Industries, Inc. Mr. Lau passed away on June 12, 2023. Upon the settlement of his estate, Ms. Lau inherited all of the Common Shares beneficially owned by Mr. Lau. The shares reported on this Schedule 13D represent the shares that were previously beneficially owned by Mr. Lau; once shares previously held of record by Mr. Lau are transferred, an amendment to this Schedule 13D will be filed to reflect such transfer.

This Amendment No 1 to Schedule 13D amends and supplements the statements on the Schedule 13D filed by Ms. Lau with the Securities and Exchange Commission on May 29, 2024.

CUSIP No. 250639 10 1	13D	Page 3 of 5

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Common Shares, no par value, of Deswell Industries, Inc., a limited liability International Business Company incorporated under the laws of the British Virgin Islands (the “Issuer”). The Issuer’s principal offices are located at 10B Edificio Associacao Industrial De Macau, 32 Rua do Comandante Mata e Oliveira, Macao.

Item 2.	Identity and Background

(a)-(c)	This statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by Lau Wai Ming, whose principal business address is 10B Edificio Associacao Industrial De Macau, 32 Rua do Comandante Mata e Oliveira, Macao. Ms. Lau is the Chair of the Board of Directors of the Issuer.

(d)	Not applicable.

(e)	Not applicable.

(f)	Ms. Lau is a citizen of Hong Kong.

Item 3.	Source and Amount of Funds or Other Consideration

Ms. Lau is the daughter of Richard Pui Hon Lau, the former Chairman of the Board of the Issuer. Mr. Lau passed away on June 12, 2023. Upon the settlement of his estate, Ms. Lau inherited all of the Common Shares beneficially owned by Mr. Lau. The shares reported on this Schedule 13D represent the shares that were previously beneficially owned by Mr. Lau; once shares previously held of record by Mr. Lau are transferred, an amendment to this Schedule 13D will be filed to reflect such transfer.

Item 4.	Purpose of Transaction

Ms. Lau holds the Common Shares covered by this Schedule 13D for investment purposes. Ms. Lau intends to review her investment in the Company on a continuing basis. Depending on the price and availability of the Company’s securities, developments affecting the Company, the business prospects of the Company, general stock market and economic conditions, tax considerations, investment considerations and/or other factors deemed relevant, Ms. Lau may consider increasing or decreasing her investment in the Company, through one or more open market purchases or private transactions.

Ms. Lau beneficially owns the majority of the outstanding Common Shares of the Company. This will impede the acquisition of control by any other person, unless Ms. Lau elects to sell her Common Shares. Ms. Lau does not have any current plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D, other than the anticipated transfer of Common Shares previously held of record by Mr. Lau referenced above.

Item 5.	Interest in Securities of the Issuer

(a)–(b)	As of the date hereof Ms. Lau beneficially owns 8,220,806 Common Shares. Such holdings represent 51.6% of the Common Shares. Ms. Lau has sole power to vote and dispose of all Common Shares held of record by Ms. Lau as of the date hereof.

CUSIP No. 250639 10 1	13D	Page 4 of 5

(c)	Ms. Lau has not purchased or sold any Common Shares of the Issuer in the past sixty days. This Schedule 13D is being filed to reflect the expiration of an option to purchase up to 200,000 Common Shares that Ms. Lau inherited from Mr. Lau. The option expired on June 12, 2024, in accordance with its terms.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7.	Exhibits.

Not applicable.

CUSIP No. 250639 10 1	13D	Page 5 of 5

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

/s/ Lau Wai Ming
Lau Wai Ming
Date: June 12, 2024